September 2, 2011
VIA EDGAR

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprint Nextel Corporation
Form 10-K for the fiscal year ended December 31, 2010 and
Documents Incorporated by Reference
Filed February 24, 2011
File No. 00-04721

Dear Mr. Spirgel:

Reference is made to your letter, dated August 19, 2011, regarding comments by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the documents incorporated by reference into the above referenced Form 10-K. This letter repeats each of the comments in the Staff's letter followed by responses prepared by management of Sprint Nextel Corporation (the “Company” or “we”) together with our legal representatives.

Form 10-K for the Fiscal Year Ended December 31, 2010

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Executive Compensation, page 26

Short -Term Incentive Compensation Plan (“STIC”), page 26

1.
We note your disclosure on page 29 that disclosure of your 4G performance targets would result in competitive harm to you. Please provide an analysis as to why disclosure of your 4G subscriber performance targets would cause you competitive harm when disclosure of the performance targets will occur after the actual 4G subscriber figures for 2010 would have been disclosed in your periodic report filings. We note your disclosure that during 2010, your 4G subscriber base significantly exceeded your target achievement level for this objective, thus resulting in a payout significantly exceeding the target payout level for this objective.

COMPANY RESPONSE:

We note that the number of our 4G subscriber net additions is not separately disclosed in our periodic

Mr. Larry Spirgel
September 2, 2011

filings. We do not specifically segregate these subscriber results from our overall subscriber results, therefore, disclosing the targets would not further the reader's understanding of the level of difficulty in achieving those targets.

In addition, we believe that the 4G subscriber net additions should be confidential and would cause competitive harm if publicly disclosed.

We consider our target 4G subscriber net additions for our STIC plan to be “trade secrets and commercial or financial information obtained from a person and privileged or confidential” under the provisions of Section 17 C.F.R. § 200.80(b)(4), which is the rule adopted by the Commission under the Freedom of Information Act (“FOIA”), 5 U.S.C. § 552(b)(4). FOIA and the Commission's rules relating to FOIA provide an exception to public disclosure for “commercial and financial information obtained from a person ... [that is] privileged and confidential.” See 5 U.S.C. 552(b)(4) and 17 C.F.R. 200.80(b)(4). The federal courts have recognized that the purpose of the “commercial or financial” exemption to FOIA is to protect “persons who submit financial or commercial data to government agencies from the competitive disadvantages which would result from its publication.” See National Parks and Conservation Association v. Morton, 498 F.2d 765, 768 (D.C. Cir. 1974) and National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

Commercial or financial information may be afforded confidential treatment for purposes of the exemption if its disclosure will likely (i) impair the government's ability to obtain necessary information in the future or (ii) cause substantial harm to the competitive position of the person from whom the information was obtained. Continental Oil Co. v. Federal Power Staff, 519 F.2d 31, 35 (5th Cir. 1975), cert. denied, 425 U.S. 971, 96 S. Ct. 2168, 48 L. Ed. 2d 794 (1976); Morton, 498 F.2d at 770. Substantial competitive harm exists where (A) the entity that will suffer harm is in actual competition, and (B) substantial competitive injury will result from disclosure. Gulf & Western Industries, Inc. v. United States of America, 615 F.2d 527, 530 (D.C. Cir. 1979); Kleppe, 547 F.2d at 679. However, “[i]n order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” Gulf & Western Industries, 615 F.2d at 530.

Because of the relatively new development of 4G technology and our time to market advantage in deploying a 4G network, disclosing our internal goals and expectations would provide valuable insights to our competitors as they begin to deploy their own 4G networks.  They have strong interests in obtaining insights on the expected pace of 4G subscriber net additions and/or losses, which would provide them guidance on how to more effectively compete for existing and potential 4G subscribers. Disclosing the specific targets associated with the performance metrics of 4G subscriber net additions in the STIC plan would offer competitors incremental, granular visibility into management's expectations regarding the pace and progress of our 4G efforts, which would provide guidance to them in making decisions on the timing and degree of their competitive actions. For example, if we disclosed that we anticipated 4G subscriber net additions to slow, our competitors could delay their capital expenditures to develop their own 4G networks or ramp up their marketing efforts potentially resulting in fewer 4G additions for us.

Moreover, we set STIC plan performance targets at levels that may vary from expected results and view the compensation metrics as internal goals structured to motivate the behaviors that are the most critical in our business plan and that provide incentives for the executives to meet or exceed our expected results.

Continuing the turnaround from our historical negative business trends in net subscribers losses and net operating losses is absolutely critical to our long-term competitive viability. An important factor in such turnaround is our ability to continue to gain 4G subscribers to effectively compete in the marketplace. Public disclosure of management's expectations could result in competitive actions that could hamper further progress in attaining our objectives.

Mr. Larry Spirgel
September 2, 2011

In future filings, we will continue to disclose performance targets, but when such disclosure would result in competitive harm to us, we will describe the level of difficulty involved for our named executive officers and how likely it will be for us to achieve any undisclosed target levels or other performance factors.

2.
We note your disclosure on page 29 that the compensation committee established an annual Section 162(m) objective for certain of the named executive officers, based on a small fraction of a percentage of your adjusted operating income excluding depreciation and that the committee exercised its discretion to make payments at levels below that objective for 2010. Please disclose this objective and explain how this objective is used with respect to both your STIC plan and your LTIC plan.

COMPANY RESPONSE:

For 2010, in order for the compensation to comply with the performance based requirements under Section 162(m) of the Internal Revenue Code, the Compensation Committee established a Section 162(m) objective under the STIC plan as follows: Adjusted Operating Income for 2010 multiplied by 0.000990 for the CEO and 0.000440 for each other Section 16 Officer, excluding the CFO, subject to a full year performance period payout maximum of $4,080,000 for the CEO and $1,812,500 for each other Section 16 Officer, excluding the CFO. No Adjusted Operating Income objective was established for the CFO since compensation paid to the CFO was not subject to the limitation on deductibility under Section 162(m).

The amount derived under this formula was compared to the earned payout under the broad-based STIC plan detailed on page 28 of our proxy statement. This broad-based STIC plan had four objectives (1) adjusted OIBDA (operating income before depreciation and amortization, excluding severance, exit costs and other special items), (2) a measure of retention of our postpaid wireless subscribers, which we refer to as postpaid churn, (3) net service revenue (operating revenue less equipment revenue), and (4) our 4G subscriber net additions. The amounts earned by each of the executive officers under the broad-based STIC plan was less than the amounts derived under the formula described in the preceding paragraph. Accordingly, the Compensation Committee exercised its discretion to lower the payout under the Section 162(m) objective to the level of payout achieved by the executive officers under the four broad-based objectives.

A similar process was undertaken with respect to the LTIC plan. For the 2010 performance period the Compensation Committee established a Section 162(m) objective under the LTIC plan as follows: Adjusted Operating Income for 2010 multiplied by 0.000440 for the CEO and 0.000130 for each other Section 16 Officer, excluding the CFO, subject to 2010 performance period payout maximum of $1,666,667 for the CEO and $500,000 for each other Section 16 Officer, excluding the CFO. No Adjusted Operating Income objective was established for the CFO since compensation paid to the CFO was not subject to the limitation on deductibility under Section 162(m).

The amount derived under this formula was compared to the earned amount under the broad-based LTIC plan detailed on page 29 of our proxy statement. This broad-based LTIC plan had two objectives (1) free cash flow, and (2) net service revenue. The amounts earned by each of the executive officers under the broad-based LTIC plan was less than the amounts derived under the formula described in the preceding paragraph. Accordingly, the executive officers will receive the lower amount earned under the broad-based LTIC plan.

In future filings we will disclose the Section 162(m) objective and provide an explanation for how this objective is used with respect to our STIC Plan and LTIC Plan.

Mr. Larry Spirgel
September 2, 2011

Use of Proxy Statement and Market Survey Benchmarking Data, page 33

3.
In future filings, discuss each of your named executive officers' total targeted compensation in relation to the median of your peer group. For fiscal year ended December 31, 2010, please tell us which executive officer's total targeted compensation for 2010 was below the median of your peer group. Additionally, identify the four officers whose total targeted compensation for 2010 was above the median of your peer group.

COMPANY RESPONSE:
We acknowledge the Staff's comment, and we will enhance our disclosure in future filings to discuss each of our named executive officers' targeted compensation in relation to the median of our peer group.  For the fiscal year ended December 31, 2010, Mr. Hesse's compensation was below the median of our peer group and the total targeted compensation for Messrs. Brust, Cowan, Elfman and Johnson was above the median for our peer group.
Grants of Plan-Based Awards, page 42

4.
Please tell us whether you include the target opportunity for each named executive officer of performance-based restricted stock units (RSUs) granted under your 2010 long-term incentive compensation plan in the column titled “Estimated Future Payouts Under Equity Incentive Plan Award”. If not, please revise your table to reflect each named executive officer's target opportunity under this column. In the alternative, tell us why you believe your performance-based restricted stock units should be reported in the “All Other Stock Awards” column.

COMPANY RESPONSE:
We do not include our target opportunity for each named executive officer for performance-based RSUs in the column entitled “Estimated Future Payouts Under Equity Incentive Plan Awards.” Rather, we include this information in the “All Other Stock Awards: Number of Shares of Stock or Units” column in order to maintain clarity in the tabular presentation, as more fully described below.
Question 120.01 of the Staff's Regulation S-K Compliance Disclosure and Interpretations (“CD&I”) provides that if an equity incentive plan award is denominated in dollars but payable in stock, the award should be reported in the table by disclosing the dollar value in the table and providing a footnote to the appropriate column to explain that the award will be paid out in shares of stock in the form of whatever number of shares that amount translates into at the time of payout. In this situation, the Staff permits the column headings to be changed from “(#)” to “($).”
The performance units awarded with respect to the 2010 annual performance period under our 2009 LTIC Plan are denominated in dollars but may be payable in stock at the discretion of the Compensation Committee and fall into the situation described by CD&I 120.01. As such, we changed each of the columns under the “Estimated Future Payouts Under Equity Incentive Plan Award” section to a “($).”
We included our performance-based RSUs, which are disclosed in #s, in the “All Other Stock Awards” column in order to keep our table clear and concise and in order to prevent any confusion that could stem from including additional columns in the “Estimated Future Payouts Under Equity Incentive Plan Award” section. We disclosed the fact that these awards are performance-based in the footnotes, such that our overall disclosure

Mr. Larry Spirgel
September 2, 2011

of our grants of plan-based awards was complete. Nevertheless, in future filings we will revise the table to include an additional column in the “Estimated Future Payouts Under Equity Incentive Plan Award” section. Please see an example of our anticipated table below. The footnotes correspond to the footnotes in our Definitive Proxy Statement.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards						Estimated Future Payouts Under Equity Incentive Plan Award				All Other Stock Awards: Number of Shares of Stock or Units (#)(6)	All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)		Target ($)		Maximum ($)		pRSU Target (#) (4)	PU Threshold ($)(3)	PU Target ($)(3)	PU Maximum ($)(3)
Daniel R. Hesse	3/16	510,000	(1)	2,040,000	(1)	4,080,000	(1)	277,008	177,083	708,333	1,416,667	—	909,091	(5)	3.45	(5)	3,465,969	(8)
	3/16	1,250,000	(2)	5,000,000	(2)	7,500,000	(2)	—	—	—	—	—	—		—		—
Robert H. Brust	2/25	—		—		—		—	—	—	—	415,512	681,818	(6)	3.29	(6)	2,632,952
	3/16	325,000	(1)	1,300,000	(1)	2,600,000	(1)	—	—	—	—	—	—		—		—
Keith O. Cowan	3/16	226,563	(1)	906,250	(1)	1,812,500	(1)	69,252	52,083	208,333	416,667	—	227,273	(5)	3.45	(5)	897,742	(8)
	3/16	312,500	(2)	1,250,000	(2)	1,875,500	(2)	—	—	—	—	—	—		—		—
Steven L. Elfman	3/16	203,125	(1)	812,500	(1)	1,625,000	(1)	83,102	53,125	212,500	425,000	—	272,727	(5)	3.45	(5)	1,039,789	(8)
	3/16	375,000	(2)	1,500,000	(2)	2,250,000	(2)	—	—	—	—	—	—		—		—
Robert L. Johnson	3/16	115,000	(1)	460,000	(1)	920,000	(1)	35,457	22,667	90,667	181,334	—	116,364	(5)	3.45	(5)	443,645	(8)
	3/16	160,000	(2)	640,000	(2)	960,000	(2)	—	—	—	—	—	—		—		—
	6/17	—		—		—		—	—	—	—	—	70,751	(7)	4.64	(7)	23,348

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel
September 2, 2011

Please contact Stefan Schnopp, Senior Counsel, at (913) 794-1427 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

Very truly yours,

/s/ Charles R. Wunsch
Charles R. Wunsch, Esq.
General Counsel

cc:	Ryan Siurek, Vice President, Controller, Chief Accounting Officer
Larry Glasscock, Audit Committee Chair
Gordon Bethune, Compensation Committee Chair